Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
AUTOHOME INC.
(Continued and to be signed on the reverse side)
1.1
14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUTOHOME INC. June 26, 2023 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before June 14, 2023 at 10:00 AM (New York City time). Please detach along perforated line and mail in the envelope provided. 062623 ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 26, 2023. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE 1. As a special resolution: THAT the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Seventh Amended and Restated Memorandum of Association and Articles of Association in the form as attached as Exhibit B of the Notice of the Annual General Meeting. FOR AGAINST ABSTAIN
Signature of Shareholder                Date:                Signature of Shareholder                Date:                 Note: title Please as such. sign exactly If the signer as your is a name corporation, or names please appear sign on full this corporate Proxy. When name shares by duly are authorized held jointly, officer, each giving holder full should title as sign. such.    When    If signer signing is a as partnership, executor, please administrator, sign in attorney, partnership trustee name or by guardian, authorized please person. give full